UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2020 Nine Month Trading Update (Unaudited)

14 October 2020	Pearson, the world's learning company, is today providing an update on trading in the first nine months of 2020.

Improving trend in Q3 with a strong performance in Global Online Learning; North American Courseware and Global Assessment in line with expectations; and International further impacted by COVID-19

● At the nine months, Group sales declined by 14% largely reflecting the continuing impact of COVID-19 and test centre and school closures in Global Assessment and International, and expected declines in North American Courseware.
● Global Online Learning sales grew 14% due to 41% enrolment growth in Virtual Schools for the academic year 2020/2021 and strong sales growth in Online Program Management (OPM) driven by undergraduate and international performance, partially offset by discontinued programs.
● Global Assessment sales declined 19% due to the impact of test centre closures in Professional Certification (Pearson VUE), cancellation of spring testing in US Student Assessment and school closures impacting Clinical Assessment.
● North American Courseware declined 14% with a stronger adoption performance in the Fall in US Higher Education Courseware and good growth in digital and subscription take up leading to the faster decline of higher priced package and print sales.
● International declined 24% due to the impact of COVID-19 and as the associated economic effects intensified in several key markets, predominantly affecting public and private spending on courseware and assessments.
● Pearson retains a strong balance sheet and significant financial headroom.

Execution of strategy on track with technology and platform development progressing well

● 41% increase in Virtual School enrolments for the academic year 2020/2021.
● OPM course enrolments increased 17% excluding discontinued programs and declined 10% including discontinued programs, with increased efficiencies in the student recruitment process and student acquisition costs following the operational changes made earlier this year.
● Launch of Pearson Pathways, a digital marketplace that provides learners with tailored recommendations for courses and credentials to help them achieve the skills they need for the job they require.
● Digital roadmap is on track with the launch of additional Revel titles and c.250 new eText titles on the Pearson Learning Platform.
● Accelerated shift to digital in US Higher Education Courseware with digital registrations including eBooks up by 9% showing signs of secondary market recapture, and print and bundle units sold into US Higher Education colleges down by 32%.

2020 outlook

● After nine months Pearson is on track to deliver an outturn broadly in line with market expectations1. However, because of the pandemic, larger than usual uncertainties surround the fourth quarter, particularly in International.

John Fallon, Chief Executive said:
"Our digital performance is very strong, as we support customers and learners around the world as they shift to fully online and hybrid learning. This has been a challenging transformation for all of us but we are starting to see the benefit of all our work to ensure Pearson becomes the winner in digital learning. We are focusing on what learners care most about - a fantastic user experience, enabling better learning outcomes and offering great value. Pearson is a special company, doing something that really matters to the wider world, and I wish it every future success."

Financial summary
Underlying growth for the nine months ended 30th September 2020
Sales
Global Online Learning	14%
Global Assessment	(19)%
North American Courseware	(14)%
International	(24)%
Total	(14)%

Underlying growth by quarter 2020	Q1	Q2	Q3
Sales
Global Online Learning	6%	3%	32%
Global Assessment	(3)%	(45)%	(3)%
North American Courseware	(10)%	(18)%	(15)%
International	(10)%	(31)%	(26)%
Total	(5)%	(28)%	(10)%

Notes
Throughout this announcement: growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude both currency movements and portfolio changes. Unless otherwise stated, growth rates relate to the nine month period. 1Vuma consensus adjusted operating profit excluding Penguin Random House at 1st June 2020 of £331m at a £:$ rate of $1.25; this equates to £299m at our £:$ guidance rate of $1.32.

Nine-month trading
In Global Online Learning, sales grew 14% with a strong increase in applications seen in Virtual Schools. To meet the surge in demand for virtual schooling, we increased capacity at existing schools. As planned, we opened three new full-time, state-wide partner schools, and combined with two contract exits this takes the total partner schools to 43.

In OPM, we saw strong sales growth driven by our undergraduate and international performance, partially offset by discontinued programs. We are also seeing the benefits of the operational changes made earlier this year, with increased efficiencies in our student recruitment process and student acquisition costs.

In Global Assessment, Pearson VUE testing volumes increased by 8% in the third quarter compared to the third quarter of 2019 driven by growth in the IT segment and online proctoring. Online proctoring test volumes grew significantly from 102,000 at the nine months in 2019 to 1,352,000 in the same period in 2020. Test centres were largely open but operating with reduced capacity due to social distancing, although hours were extended to help meet pent-up demand.

In School and Clinical Assessment, performance was in line with expectations with further modest impact. In addition to the new contract wins and renewals announced in July, we continued to win contracts in the third quarter and have a strong pipeline which will continue to support new contract wins in School Assessment.

In North American Courseware, sales declined 14% with US Higher Education Courseware declining 13%. There has also been continued momentum in Inclusive Access with sales to not-for-profit institutions up 33% on last year.

In International, sales were impacted due to the interruption of Australian immigration and test centre closures impacting PTE in Australia and India, as well as the impact of COVID-19 on courseware purchasing.

For School & HE Courseware, while the majority of schools have now re-opened, budget constraints have led to purchasing delays, as well as fewer purchases. Sales in certain markets, such as South Africa and APAC, remain fourth quarter weighted.

In the UK, qualifications revenue was impacted as expected by the cancellation of exams earlier in the year.

In English, PTE volumes were impacted by the interruption of Australia immigration due to COVID-19, as well as test centre closures in India and Australia. However, we have seen signs of market share gain in China, as our more flexible and digital offering has proven more suitable for the current environment than the traditional paper-based sittings our competitors offer. In addition, our UK SELT contract is now operational. In our franchise business in Brazil and across courseware, we have seen market contraction as a result of the pandemic.

Strong financial position Pearson has a strong balance sheet and significant financial headroom with immediately available liquidity of c.£1.6bn through committed facilities and cash balances.

We will hold a conference call at 8.30am today 14th October 2020 to discuss our Q3 trading update. A replay will be available soon after on our website www.pearson.com/corporate.

Contacts
Investor Relations	Jo Russell Anjali Kotak Teddy Symington	+44 (0) 7785 451 266 +44 (0) 7802 890 724 +44 (0) 7443 354 088
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959
Webcast details	Audience URL: https://www.speakservecloud.com/register-for-call/9f76e1a6-8675-401e-a0b9-42f51c3df2e1

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 14 October 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary